Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

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Don’t Outsource Our National Security

Ports may change, but they should always be in American hands Learn More

The sale of wireless and wireline infrastructure with national strategic importance to a foreign company will weaken the security of the United States.

THE DEAL

On October 15th, 2012, SoftBank, a Japanese telecommunications and Internet company, announced plans to take control of Sprint Nextel by purchasing a 70% stake for $20 billion.

Sprint/SoftBank would be the only U.S. based tier-one network controlled by a non U.S. company

All other U.S. tier-one networks — AT&T (U.S.) 1, CenturyLink (U.S.) 2, Level 3 (U.S.) 3, XO Communications (U.S)4, Verizon (U.S.) 5, and Zayo Group (U.S.) 6 — are controlled domestically.

Sprint/SoftBank would be the only foreign controlled telecom company on the President’s National Security Telecommunications Advisory Committee

As a member of NSTAC — the President’s National Security Telecommunications Advisory Committee — Sprint joins providers like Verizon, AT&T and Level 3 in ensuring the country’s national telecommunications infrastructure is prepared, protected and secure in the event of a national security-impacting event. Among the 30 telecommunications companies serving on the NSTAC, a foreign controlled Sprint would stand alone among the national carriers advising the President on critical national infrastructure issues. 7

Sprint has to meet federal requirements under the Communications Assistance to Law Enforcement Act (CALEA)

The Communications Assistance to Law Enforcement Act (CALEA) is a 1994 law that is designed to enhance the ability of law enforcement and intelligence agencies to lawfully intercept communications that could threaten public safety and national security. 8

As a national wireline and wireless provider, Sprint, like other domestic carriers, is subject to CALEA, which requires that the company assist various government agencies with lawful electronic surveillance of communications. Additionally, carriers are responsible for installing and maintaining equipment and processes necessary to fulfill their CALEA obligations. 9

Sprint/SoftBank requires multiple regulatory approvals, including CFIUS

In addition to FCC approval, the merger is conditioned upon CFIUS regulatory review. The Committee on Foreign Investment in the United States (CFIUS) is an inter-agency committee of the U.S. Government, responsible for the review of foreign investment into U.S. companies with a national security implication. 10

Footnotes

1. AT&T Inc. website, AT&T Company Information page

2. CenturyLink website, Company Information page

3. Level 3 Communications website, Company History page

4. XO Communications website, About XO Overview page

5. Verizon website, Our Company page

6. Zayo Group website, Company History page

7. National Communications System, National Security Telecommunications Advisory Committee (NSTAC) website, President’s NSTAC page

8. Wikipedia, Communications Assistance for Law Enforcement Act

9. Sprint Nextel Corporation, 2012 10-K

10. Wikipedia, Committee on Foreign Investment in the United States

THE BACKGROUND

“Sprint Nextel Corporation has worked closely with the Department of Defense over the course of several decades and continues to customize communications solutions to support the department in the U.S. and around the world.”

- Technology to enhance vital communications operations. Solutions for the Department of Defense. Sprint Nextel PDF

Did you know…Sprint is one of the leading national wireline and wireless providers in the U.S.?

1. Sprint has one of the largest nationwide fiber networks

Sprint has long served the nation with approximately 40,000 miles of a high-capacity, national backbone fiber network that carries a significant portion of the country’s internet traffic — both public and private. 11

Did you know…Sprint is a leading contractor to the U.S. government and has multiple contracts with the U.S. Department of Defense?

1. Sprint has multiple contracts with U.S. Department of Defense

Sprint offers Department of Defense contracts for worldwide projects, including 12:

•                  Army/Air Force Wireless Blanket Purchase Agreement

•                  Navy Fleet Industrial Supply Center (FISC)

•                  Navy Marine Corps Intranet (NMCI)

•                  Army and Air Force Exchange Service (AAFES)

•                  Navy Exchange Command (NEXCOM)

•                  GSA Networx Enterprise

•                  GSA Schedule

2. Sprint operates special, secure networks, Peerless IP, for the U.S. Government

Peerless IP (PIP) is a native IP service, completely isolated from, and does not have physical or logical connectivity with the public Internet. PIP provides a high level of security and survivability. The PIP national networks were created for government agencies requiring maximum security and protection from internet-based denial of service attacks. Sprint provides high-level ‘peerless IP’ networking services, allowing enterprises and governmental entities, including defense and intelligence organizations, to deliver secure, private national networking separate from the public Internet. 13

3. Certain Sprint employees have special clearance to work with the Department of Defense (DoD)

For years Sprint has served DoD departments directly through a dedicated account team. Team members hold a Secret Clearance at a minimum or at higher levels as required. In addition, Sprint Federal Government business offices hold an accredited facility clearance for storage and processing of classified information, and can support additional security requirements as required by the Government. 14

4. Sprint has multiple contracts with U.S. General Services Administration and other federal agencies

Sprint is a long-term mission partner with the GSA and many federal agencies. Additionally, Sprint serves more than 160 government agencies including 15:

•                  United States’ largest agencies responsible for homeland security

•                  United States’ largest hospital system

•                  United States’ largest law enforcement agency

•                  Troops at over 150 military bases around the world

Footnotes

11. Sprint Nextel Corporation, Sprint Wholesale Solutions, January 2013

12. Sprint Nextel Corporation, Technology to enhance vital communication operations, Solutions for the Department of Defense

13. Sprint Nextel Corporation press release, Sprint’s Unique Peerless IP Meets Performance and Security Demands of Government Agencies, June 4, 2007

14. Sprint Nextel Corporation, Technology to enhance vital communication operations, Solutions for the Department of Defense

15. Sprint Nextel Corporation website, Solutions Federal Government page

THE RISK

Without U.S. ownership and control of Sprint, SoftBank’s reliance on Chinese equipment manufacturers raises significant national security concerns.

1.              SoftBank currently spends significant amounts with Chinese equipment manufacturers for its wireless network in Japan. As a result, there is a risk that critical parts of a future Sprint/SoftBank network in the United States could become dependent upon equipment from Chinese manufacturers — without the benefit of U.S. ownership and control to mitigate any risks that the use of this equipment may create.

2.              China is the leading source of cyber breaches.

Two recent, high-profile reports on cyber security from Mandiant16 and Verizon17 have highlighted that China is the leading source of cyber breaches, despite continued cyber-diplomacy efforts.

SoftBank and its Chairman, Mr. Masayoshi Son, were affiliated with UTStarcom, Inc. (“UTSI”), a company that admitted to the DOJ that it had bribed Chinese officials for telecommunications contracts.18

1.              Specifically, SoftBank was UTSI’s largest shareholder in 2002 and 2003;19 and Mr. Masayoshi Son was Chairman of the Board of UTSI from October 1995 until March 2003, and a Director of UTSI until September 2004—periods during which a portion of the conduct in question occurred.20

2.              A federal court refused to dismiss, and SoftBank eventually settled, a securities complaint against SoftBank brought by certain UTSI shareholders, who had alleged SoftBank had the ability to direct the affairs of UTSI during 2002 and 2003.

The court refused to dismiss allegations that “Softbank had the power to, and did, direct the affairs of [UTSI] through its relationship with non-party [to the litigation] Masayoshi Son and its position as [UTSI’s] largest shareholder and third largest customer.”21

SoftBank eventually agreed to settle the litigation for approximately $2.9 million.22

SoftBank has reportedly tried to thwart the funding for DISH’s bid for Sprint by using its reported one-third equity stake in the Chinese e-commerce company Alibaba.23

1.     SoftBank has reportedly leaned on banks in order to discourage them from funding DISH’s bid for Sprint.

SoftBank has reportedly threatened banks that, if they fund DISH’s offer for Sprint, they will hurt their chances of participating in the planned Initial Public Offering of Alibaba.24

2.              In 2010, Alibaba opposed Yahoo!’s disapproval of cyberattacks aimed at Chinese human rights activists.

At the time, Yahoo! reportedly stated that it stood “aligned with Google” against cyberattacks aimed at Chinese human rights activists.25 Alibaba, however, made clear that it did not share Yahoo!’s support for Google, maintaining that Yahoo!’s statement was “reckless.”26

3.              Alibaba has apparently offered its support for the Chinese government’s censorship activities.

While Yahoo! apologized in 2007 for providing information that ultimately resulted in the jailing of a dissident Chinese journalist,27 Alibaba did not. To the contrary, Alibaba reportedly stated that it would fully cooperate with the Chinese government in any future conflict between a Chinese email user and Beijing.28 Alibaba’s CEO stated at the time, “I’m not a political group; I’m a businessman.”29

Footnotes

16. Mandiant, Exposing One of China’s Cyber Espionage Units, February 19, 2013

17. Verizon, The 2013 Data Breach Investigations Report, April 23, 2013

18. Press Release, UTStarcom Inc. Agrees to Pay $1.5 Million Penalty for Acts of Foreign Bribery in China, Department of Justice (Dec. 31, 2009), (“DOJ Press Release”); Letter from Steven A. Tyrrell, Chief, Fraud Section, Criminal Division, U.S. Dep’t of Justice, to Leo Cunningham, Counsel for UTStarcom, Inc. (Dec. 31, 2009).

19. UTStarcom, Inc. Sec. Litig., 617 F. Supp. 2d 964, 979 (N.D. Cal. 2009); see also UTStarcom, Inc., Annual Report (Form 10-K), at 66 (Feb. 21, 2003).

20. UTStarcom, Inc., Proxy Statement (Schedule 14A) at 4 (Apr. 3, 2003); Press Release, UTStarcom, Inc., Masayoshi Son Resigns from UTStarcom’s Board of Directors (Sept. 20, 2004)

21. UTStarcom, Inc. Sec. Litig., 617 F. Supp. at 979.

22. Notice of Proposed Settlement of Class Action, UTStarcom, Inc., Securities Litigation, File No. C-04-4908-JW (PVT) (Nov. 17, 2010).

23. Paul J. Davies, SoftBank Leans on Banks in Effort to Disrupt DISH’s Sprint Bid, Financial Times, May 13, 2013, (last visited May 19, 2013).

24. See id.; Soyoung Kim and Olivia Oran, Exclusive: SoftBank Asks Banks Not to Finance DISH’s Sprint Bid, Reuters.com, May 10, 2013, (last visited May 19, 2013).

25. Hibah Yousuf, Yahoo Sides with Google over China Cyber Attack, CNN Money, Jan. 13, 2010, (last visited May 19, 2013).

26. Tania Branigan, Chinese Partner Warns Yahoo in Google Censorship Row, The Guardian, Jan. 17, 2010, (last visited May 19, 2013).

27.  Another Yahoo-Alibaba Spat, Wall Street Journal Blog, Sept. 10, 2010.

28. Aaron Back, Yahoo Takes Google’s Side, Irks Alibaba, Wall Street Journal Asia, Jan. 18, 2010.

29. Id.

THE SOLUTION

The SoftBank takeover of Sprint needs to be stopped!

Read opposition from around the country…

“Don’t lose sight of Utah Sen. Orrin Hatch’s comments this week that the transfer of U.S. spectrum to foreign ownership with ties to the Chinese who keep trying to hack our websites both commercial and government is not in the national interest. … As the world goes mobile and telecommunications moves from copper wire or fiber optic cable to the airwaves, in my long expressed view in this blog, ownership should remain in the United States.”

- Joan E. Lappin, CFA, Gramercy Capital Mgt. Corp., Forbes.com, ‘Sprint In A Panic Over Losing Vote Has Clearwire Working The Phones,’ May 17, 2013

“The pending SoftBank takeover of Sprint could make America dependent on foreign controlled, owned, and critical infrastructure, an unacceptable outcome to maintaining our national security.”

- Former Deputy Assistant to President George W. Bush, Bradley A. Blakeman, Newsmax, ‘US Must Protect Its Wireless Network Infrastructure,’ April 18, 2013

“[The SoftBank offer] definitely needs to be not only scrutinized, it needs to be curtailed without some clear understanding as to what the implications could be.”

- Former Arkansas Gov. Mike Huckabee, Newsmax TV Interview, ‘Huckabee: Sprint Nextel Should Stay in American Hands,’ May 12, 2013

“[The] Commission should be very concerned about the security implications of a Softbank/Sprint/Clearwire deal.”

- Communications Workers of America filing submitted to the FCC, January 28, 2013

“Softbank’s acquisition of Sprint and the control it gains over Clearwire will give one of Japan’s largest wireless companies control of significantly more U.S. wireless spectrum than any other company. We expect that fact and others will be fully explored in the regulatory review process. This is one more example of a very dynamic and competitive U.S. wireless marketplace, which is an important fact for U.S. regulators to recognize.”

- Statement from AT&T vice president Brad Burns, The Hill, ‘AT&T sounds alarm over Sprint’s Clearwire deal,’ October 18, 2012

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012 and any subsequent quarterly reports on Form 10-Q.  Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approvals for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized.  The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT

DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov).  In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.  This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.